Exhibit 99.2

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2014

PART I	(Rs in Crore except as stated)

		Quarter ended					Half year ended			Year ended
S. No.	Particulars	30.09.2014 (Unaudited)		30.06.2014 (Unaudited)		30.09.2013 (Unaudited)	30.09.2014 (Unaudited)		30.09.2013 (Unaudited)	31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	8,693.50		7,068.04		10,903.16	15,761.54		11,265.11	28,377.60

	b) Other operating income	41.75		36.62		59.36	78.37		63.63	158.93

	Total income from operations (net)	8,735.25		7,104.66		10,962.52	15,839.91		11,328.74	28,536.53

2	Expenses

	a) Cost of materials consumed	5,198.03		4,024.47		6,289.82	9,222.50		6,385.00	17,945.59

	b) Purchases of stock-in-trade	254.12		339.49		596.15	593.61		596.15	819.25

	c) Changes in inventories of finished goods, work-in-progress and stock in trade	(36.20)		(53.42)		(583.52)	(89.62)		(538.65)	(556.86)

	d) Employee benefits expense	166.58		148.37		242.35	314.95		283.07	559.08

	e) Depreciation and amortisation expense	402.42		399.45		668.88	801.87		699.39	1,504.79

	f) Power and fuel charges	1,224.69		1,089.03		2,348.53	2,313.72		2,498.79	4,673.67

	g) Exchange loss (net)	41.28		18.43		720.23	59.71		819.38	527.97

	h) Other expenses	586.19		651.85		856.99	1,238.04		917.66	2,255.91

	Total expenses	7,837.11		6,617.67		11,139.43	14,454.78		11,660.79	27,729.40

3	Profit / (loss) from operations before other income, finance costs and exceptional items	898.14		486.99		(176.91)	1,385.13		(332.05)	807.13

4	Other income	1,024.50		668.58		923.44	1,693.08		928.50	1,817.06

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	1,922.64		1,155.57		746.53	3,078.21		596.45	2,624.19

6	Finance costs	996.42		985.33		1,504.55	1,981.75		1,652.39	3,564.96

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	926.22		170.24		(758.02)	1,096.46		(1,055.94)	(940.77)

8	Exceptional items (Refer note 6)	2.43		—		—	2.43		—	130.88

9	Profit / (loss) from ordinary activities before tax	923.79		170.24		(758.02)	1,094.03		(1,055.94)	(1,071.65)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	—		—		(1,495.65)	—		(1,601.65)	(2,147.74)

11	Net profit from ordinary activities after tax	923.79		170.24		737.63	1,094.03		545.71	1,076.09

12	Extraordinary items (net of tax expense)	—		—		—	—		—	—

13	Net profit for the period / year	923.79		170.24		737.63	1,094.03		545.71	1,076.09

14	Paid-up equity share capital (face value of Re 1 each)	296.50		296.50		296.50	296.50		296.50	296.50

15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year									33,382.32

16	Earnings per share (Rs) (not annualised)*

	-Basic	3.12	*	0.57	*	2.52 *	3.69	*	1.88 *	3.67

	-Diluted	3.12	*	0.57	*	2.52 *	3.69	*	1.88 *	3.67

17	a) Debt to equity ratio						0.54		0.55	0.53

	b) Debt service coverage ratio						0.31		0.16	0.21

	c) Interest service coverage ratio						1.73		0.28	0.61

PART II - Select Information

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2014	30.06.2014	30.09.2013	30.09.2014	30.09.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	985,156,187	1,034,843,184	1,057,078,042	985,156,187	1,057,078,042	1,086,220,062

	- Percentage of Shareholding	33.23%	34.91%	35.65%	33.23%	35.65%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)					—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)					—

(b)	Non-encumbered

	- Number of Shares	1,754,075,500	1,691,651,651	1,629,343,945	1,754,075,500	1,629,343,945	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.17%	57.06%	54.96%	59.17%	54.96%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2014.

The balance ADR of 4.68 % represented by 126,165,044 equity shares are held by CITI Bank as custodian.

Allotment in respect of 315,432 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	15

	Disposed of during the quarter	15

	Remaining unresolved at the end of the quarter	—

					(Rs in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2014 (Unaudited)	30.06.2014 (Unaudited)	30.09.2013 (Unaudited)	30.09.2014 (Unaudited)	30.09.2013 (Unaudited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Copper	5,234.01	3,827.13	5,265.52	9,061.14	5,265.52	16,460.70
b)	Iron Ore	110.27	82.56	2.94	192.83	13.52	25.29
c)	Aluminium	2,298.65	2,118.75	3,580.02	4,417.40	3,580.02	7,546.97
d)	Power	577.02	658.06	1,600.26	1,235.08	1,600.26	2,735.20
e)	Others	629.88	539.71	605.28	1,169.59	1,058.49	2,178.25

	Total	8,849.83	7,226.21	11,054.02	16,076.04	11,517.81	28,946.41

Less:	Inter Segment Revenue	156.33	158.17	150.86	314.50	252.70	568.81

	Net Sales/Income from Operations	8,693.50	7,068.04	10,903.16	15,761.54	11,265.11	28,377.60

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Copper	503.47	107.36	217.92	610.83	217.92	873.18
b)	Iron Ore	(3.90)	(23.58)	(86.27)	(27.48)	(153.08)	(324.17)
c)	Aluminium	306.68	225.56	131.12	532.24	131.12	503.87
d)	Power	66.73	145.32	285.26	212.05	285.26	250.29
e)	Others	88.56	55.61	(0.98)	144.17	5.21	48.83

	Total	961.54	510.27	547.05	1,471.81	486.43	1,352.00

Less:	Finance costs	996.42	985.33	1,504.55	1,981.75	1,652.39	3,564.96
Add:	Other unallocable income net off expenses	961.10	645.30	199.48	1,606.40	110.02	1,272.19
Less:	Exceptional items (Refer note 6)	2.43	—	—	2.43	—	130.88

	Profit / (loss) before tax	923.79	170.24	(758.02)	1,094.03	(1,055.94)	(1,071.65)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	5,075.70	5,013.71	6,110.94	5,075.70	6,110.94	4,751.79
b)	Iron Ore	1,673.51	1,678.82	1,512.99	1,673.51	1,512.99	1,634.42
c)	Aluminium	28,999.56	28,867.83	29,469.56	28,999.56	29,469.56	28,816.92
d)	Power	7,523.60	7,358.08	7,308.60	7,523.60	7,308.60	7,384.42
e)	Others	1,082.87	1,095.08	1,123.05	1,082.87	1,123.05	1,177.02
f)	Unallocated	(9,753.02)	(10,314.15)	(11,513.96)	(9,753.02)	(11,513.96)	(10,085.75)

	Total	34,602.22	33,699.37	34,011.18	34,602.22	34,011.18	33,678.82

The main business segments are (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

STATEMENT OF ASSETS AND LIABILITIES	(Rs in Crore)

	Particulars	As at 30.09.2014 (Unaudited)	As at 31.03.2014 (Audited)
A	EQUITY AND LIABILITIES

1	Shareholders’ Funds

	a) Share capital	296.50	296.50
	b) Reserves and surplus	34,305.72	33,382.32

	Sub total - Shareholders’ funds	34,602.22	33,678.82

2	Non-current liabilities
	(a) Long-term borrowings	20,573.26	20,534.22
	(b) Other Long term liabilities	287.45	393.33
	(c) Long-term provisions	1.81	2.26

	Sub total - Non-current liabilities	20,862.52	20,929.81

3	Current liabilities
	(a) Short-term borrowings	12,818.37	13,234.09
	(b) Trade payables	3,426.71	2,413.30
	(c) Other current liabilities	13,349.30	12,417.39
	(d) Short-term provisions	283.82	816.27

	Sub total - Current liabilities	29,878.20	28,881.05

	TOTAL - EQUITY AND LIABILITIES	85,342.94	83,489.68

B	ASSETS

1	Non-current assets
	(a) Fixed assets	39,376.34	39,911.36
	(b) Non-current investments	22,788.35	22,419.11
	(c) Long-term loans and advances	9,794.58	9,905.52
	(d) Other non-current assets	62.45	104.40

	Sub total - Non-current assets	72,021.72	72,340.39

2	Current assets
	(a) Current investments	515.02	348.08
	(b) Inventories	6,536.94	5,678.70
	(c) Trade receivables	1,704.39	1,303.65
	(d) Cash and bank balances	2,628.27	2,110.36
	(e) Short-term loans and advances	1,554.21	1,283.44
	(f) Other current assets	382.39	425.06

	Sub total - Current assets	13,321.22	11,149.29

	TOTAL - ASSETS	85,342.94	83,489.68

Notes:-

1	The above results for the quarter and half year ended September 30, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on October 29, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 175% i.e. Rs 1.75 per equity share of Re 1/- each. The record date for the payment of interim dividend is November 5, 2014.

3	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013. Consequent to the effectiveness of the Scheme as above, the results for the quarter ended September 30, 2014 and the figures in respect of earnings per share, are not comparable with previous corresponding period presented.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending admission/hearing.

4	(a) The Honorable Supreme Court vide its judgement dated April 21, 2014 lifted the ban on iron ore mining in the State of Goa, subject to certain conditions. In pursuance of the said judgement, the State Government of Goa has announced a policy on iron ore mining including procedures for mining lease and renewal.

(b) Based on a Writ petition filed by the Company and others, the Goa Bench of the Honorable High Court of Bombay vide its order dated August 13, 2014 directed the State Government to execute lease deeds in favour of lease holders who have already paid stamp duty and in cases where stamp duty has not been paid, to decide on renewal applications expeditiously within a period of three months from the date of receipt of copy of the order. In view of the above developments, the Company expects to restart mining activities shortly.

5	With regard to the alumina refinery expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process, post the completion of public hearing held on July 30, 2014. In the meantime the expansion project continues to be on hold.

6	Exceptional items for the quarter and half year ended September 30, 2014 include Rs. 2.43 Crore towards provision recognised in respect of investment in coal block allotted to the Company, due to cancellation of coal blocks by the Supreme Court of India.

7	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

8	Formulae for computation of ratios are as follows:

Debt equity ratio = Debt /(debt + paid up equity capital + reserves and surplus)

Debt service coverage ratio	=	Earnings before interest and tax /(interest expense + principal payments during the period for long term loans)

Interest service coverage ratio	=	Earnings before interest and tax / interest expense

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated :October 29, 2014	Chief Executive Officer & Whole Time Director

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2014

PART I	(Rs. in Crore except as stated)

		Quarter ended						Half year ended				Year ended
S. No.	Particulars	30.09.2014 (Unaudited)		30.06.2014 (Unaudited)		30.09.2013 (Unaudited)		30.09.2014 (Unaudited)		30.09.2013 (Unaudited)		31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	19,448.14		17,055.50		25,170.66		36,503.64		25,534.32		65,733.28

	b) Other operating income	101.24		81.16		185.94		182.40		200.69		419.13

	Total income from operations (net)	19,549.38		17,136.66		25,356.60		36,686.04		25,735.01		66,152.41

2	Expenses

	a) Cost of materials consumed	6,644.92		5,416.27		8,687.90		12,061.19		8,782.74		23,134.53

	b) Purchases of stock-in-trade	186.04		177.85		513.08		363.89		513.08		736.17

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(184.75)		(126.27)		(783.30)		(311.02)		(738.43)		(772.02)

	d) Employee benefits expense	728.79		651.80		1,202.87		1,380.59		1,255.45		2,702.32

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	2,003.28		2,064.42		2,845.86		4,067.70		2,884.95		6,882.32

	f) Power and fuel charges	2,110.60		1,808.93		3,540.70		3,919.53		3,686.03		7,315.88

	g) Exchange loss (net)	—		—		687.65		—		786.89		735.09

	h) Other expenses	3,736.91		3,606.20		5,047.37		7,343.11		5,130.98		12,675.88

	Total expenses	15,225.79		13,599.20		21,742.13		28,824.99		22,301.69		53,410.17

3	Profit from operations before other income, finance costs and exceptional items	4,323.59		3,537.46		3,614.47		7,861.05		3,433.32		12,742.24

4	a) Other income	686.11		1,210.40		914.12		1,896.51		919.91		2,073.47

	b) Exchange gain (net)	259.97		141.41		—		401.38		—		—

5	Profit from ordinary activities before finance costs and exceptional items	5,269.67		4,889.27		4,528.59		10,158.94		4,353.23		14,815.71

6	Finance costs	1,471.60		1,537.11		1,879.80		3,008.71		2,027.88		5,094.41

7	Profit from ordinary activities after finance costs but before exceptional items	3,798.07		3,352.16		2,648.79		7,150.23		2,325.35		9,721.30

8	Exceptional items (Refer note 6 & 7)	90.23		1,627.39		61.67		1,717.62		61.67		228.77

9	Profit from ordinary activities before tax	3,707.84		1,724.77		2,587.12		5,432.61		2,263.68		9,492.53

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	560.12		361.64		(923.85)		921.76		(1,036.14)		(846.85)

11	Net profit from ordinary activities after tax	3,147.72		1,363.13		3,510.97		4,510.85		3,299.82		10,339.38

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit for the period / year	3,147.72		1,363.13		3,510.97		4,510.85		3,299.82		10,339.38

14	Share of profit of associates	—		0.27		456.42		0.27		1,081.87		1,081.93

15	Minority interest	1,528.43		987.84		1,573.02		2,516.27		1,573.02		5,122.80

16	Net profit after taxes, minority interest and consolidated share in profit of associates	1,619.29		375.56		2,394.37		1,994.85		2,808.67		6,298.51

17	Net profit after taxes, minority interest and consolidated share in profit of associates but before exceptional items	1,658.43		1,341.23		2,429.03		2,999.66		2,843.24		6,500.30

18	Paid-up equity share capital (Face value of Re 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

19	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year											72,712.16

20	Earnings per share before exceptional items (Rs) (not annualised)*

	-Basic	5.59	*	4.52	*	8.30	*	10.12	*	9.79	*	22.15

	-Diluted	5.59	*	4.52	*	8.30	*	10.12	*	9.79	*	22.15

21	Earnings per share after exceptional items (Rs) (not annualised)*

	-Basic	5.46	*	1.27	*	8.19	*	6.73	*	9.67	*	21.46

	-Diluted	5.46	*	1.27	*	8.19	*	6.73	*	9.67	*	21.46

PART II - Select Information

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2014	30.06.2014	30.09.2013	30.09.2014	30.09.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	985,156,187	1,034,843,184	1,057,078,042	985,156,187	1,057,078,042	1,086,220,062

	- Percentage of Shareholding	33.23%	34.91%	35.65%	33.23%	35.65%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,754,075,500	1,691,651,651	1,629,343,945	1,754,075,500	1,629,343,945	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.17%	57.06%	54.96%	59.17%	54.96%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2014.

The balance ADR of 4.68 % represented by 126,165,044 equity shares are held by CITI Bank as custodian.

Allotment in respect of 315,432 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	15

	Disposed of during the quarter	15

	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2014 (Unaudited)	30.06.2014 (Unaudited)	30.09.2013 (Unaudited)	30.09.2014 (Unaudited)	30.09.2013 (Unaudited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Oil & Gas	3,981.90	4,482.73	1,854.88	8,464.63	1,854.88	11,903.73
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,368.76	2,586.15	5,538.49	5,954.91	5,538.49	11,778.26
	(ii) Silver - India	312.95	317.69	795.95	630.64	795.95	1,502.79
	(iii) Zinc - International	987.04	865.09	2,084.90	1,852.13	2,084.90	4,014.85

	Total	4,668.75	3,768.93	8,419.34	8,437.68	8,419.34	17,295.90
c)	Iron Ore	112.92	85.30	4.53	198.22	13.42	30.89
d)	Copper	6,284.39	4,853.22	7,276.88	11,137.61	7,276.88	20,593.70
e)	Aluminium	3,210.53	2,650.99	5,162.47	5,861.52	5,162.47	10,778.79
f)	Power	931.48	982.88	2,171.99	1,914.36	2,171.99	3,795.09
g)	Others	680.28	590.64	641.97	1,270.92	1,105.96	2,306.01

	Total	19,870.25	17,414.69	25,532.06	37,284.94	26,004.94	66,704.11

Less:	Inter Segment Revenue	422.11	359.19	361.40	781.30	470.62	970.83

	Net sales/income from operations	19,448.14	17,055.50	25,170.66	36,503.64	25,534.32	65,733.28

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Oil & Gas	1,611.29	1,971.71	1,066.54	3,583.00	1,066.54	6,164.77
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,522.44	940.02	2,389.27	2,462.46	2,389.27	5,009.15
	(ii) Silver - India	235.24	185.92	583.40	421.16	583.40	1,131.81
	(iii) Zinc - International	138.10	31.85	112.99	169.95	112.99	330.28

	Total	1,895.78	1,157.79	3,085.66	3,053.57	3,085.66	6,471.24
c)	Iron Ore	(31.56)	(53.21)	(122.71)	(84.77)	(218.01)	(456.04)
d)	Copper	396.91	21.71	208.93	418.62	208.93	764.95
e)	Aluminium	299.63	254.09	207.20	553.72	207.20	606.08
f)	Power	111.64	189.28	426.95	300.92	426.95	430.52
g)	Others	96.00	65.25	(4.89)	161.25	4.17	48.83

	Total	4,379.69	3,606.62	4,867.68	7,986.31	4,781.44	14,030.35

Less:	Finance costs	1,471.60	1,537.11	1,879.80	3,008.71	2,027.88	5,094.41
Add:	Other unallocable income net off expenses	889.98	1,282.65	(339.09)	2,172.63	(428.21)	785.36

	Profit before tax and exceptional items	3,798.07	3,352.16	2,648.79	7,150.23	2,325.35	9,721.30

Less:	Exceptional items (Refer note 6 & 7)	90.23	1,627.39	61.67	1,717.62	61.67	228.77

	Profit before tax	3,707.84	1,724.77	2,587.12	5,432.61	2,263.68	9,492.53

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	46,305.31	46,631.22	48,676.69	46,305.31	48,676.69	48,269.46
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,431.27	11,295.14	10,372.97	11,431.27	10,372.97	11,104.03
	(ii) Zinc - International	2,474.07	2,818.24	3,502.58	2,474.07	3,502.58	2,716.52

	Total	13,905.34	14,113.38	13,875.55	13,905.34	13,875.55	13,820.55
c)	Iron Ore	4,925.02	4,893.37	4,826.71	4,925.02	4,826.71	4,861.93
d)	Copper	6,578.88	6,396.58	8,002.35	6,578.88	8,002.35	6,384.09
e)	Aluminium	40,012.78	39,918.45	40,089.21	40,012.78	40,089.21	39,552.34
f)	Power	17,503.11	17,056.62	15,607.90	17,503.11	15,607.90	16,478.24
g)	Others	1,770.31	1,788.16	1,757.43	1,770.31	1,757.43	1,812.29
h)	Unallocated	(23,758.68)	(24,047.50)	(32,403.28)	(23,758.68)	(32,403.28)	(24,372.79)

	Total	107,242.07	106,750.28	100,432.56	107,242.07	100,432.56	106,806.11

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, paper, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

	Particulars	As at 30.09.2014 (Unaudited)	As at 31.03.2014 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS

	a) Share Capital	296.50	296.50
	b) Reserves & Surplus	73,168.75	72,712.16

	Sub total - Shareholders’ funds	73,465.25	73,008.66

2	Minority Interest	33,776.82	33,797.45

3	Non-current liabilities
	(a) Long-term borrowings	50,833.14	54,965.77
	(b) Deferred tax liabilities (Net)	2,653.25	2,760.39
	(c) Other Long term liabilities	1,362.79	1,399.48
	(d) Long-term provisions	4,392.06	4,202.84

	Sub total - Non-current liabilities	59,241.24	63,328.48

4	Current liabilities
	(a) Short-term borrowings	19,372.24	17,394.53
	(b) Trade payables	5,388.50	4,134.59
	(c) Other current liabilities	21,167.41	21,255.39
	(d) Short-term provisions	748.50	1,224.47

	Sub total - Current liabilities	46,676.65	44,008.98

	TOTAL - EQUITY AND LIABILITIES	213,159.96	214,143.57

B	ASSETS
1	Non-current assets
	(a) Fixed assets	91,118.69	91,094.80
	(b) Goodwill on consolidation	38,432.88	39,238.32
	(c) Non-current investments	203.65	208.63
	(d) Deferred tax assets (Net)	25.65	25.21
	(e) Long-term loans and advances	14,750.40	13,940.43
	(f) Other non-current assets	1,547.65	6,126.26

	Sub total - Non-current assets	146,078.92	150,633.65

2	Current assets
	(a) Current investments	40,265.06	37,700.95
	(b) Inventories	9,878.01	9,033.79
	(c) Trade receivables	5,192.97	4,653.74
	(d) Cash and bank balances	6,140.67	7,684.06
	(e) Short-term loans and advances	4,843.86	3,274.18
	(f) Other current assets	760.47	1,163.20

	Sub total - Current assets	67,081.04	63,509.92

	TOTAL - ASSETS	213,159.96	214,143.57

Notes:-

1	The above results for the quarter and half year ended September 30, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on October 29, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 175% i.e. Rs 1.75 per equity share of Re 1/- each. The record date for the payment of interim dividend is November 5, 2014.

3	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013. Consequent to the effectiveness of the Scheme as above, the results for the quarter ended September 30, 2014 and the figures in respect of earnings per share, are not comparable with previous corresponding period presented.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending admission/hearing.

4	(a) The Honorable Supreme Court vide its judgement dated April 21, 2014 lifted the ban on iron ore mining in the State of Goa, subject to certain conditions. In pursuance of the said judgement, the State Government of Goa has announced a policy on iron ore mining including procedures for mining lease and renewal.

(b) Based on a Writ petition filed by the Company and others, the Goa Bench of the Honorable High Court of Bombay vide its order dated August 13, 2014 directed the State Government to execute lease deeds in favour of lease holders who have already paid stamp duty and in cases where stamp duty has not been paid, to decide on renewal applications expeditiously within a period of three months from the date of receipt of copy of the order. In view of the above developments, the Company expects to restart mining activities shortly.

5	With regard to the alumina refinery expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process, post the completion of public hearing held on July 30, 2014. In the meantime the expansion project continues to be on hold.

6	The Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. The additional charge due to the same for the period up to March 31, 2014, amounting to Rs. 1,627.39 Crore (net of tax credit of Rs. 500.41 Crore), has been disclosed as an exceptional item. Consequently, the depreciation charge for the current quarter and half year ended September 30, 2014 is higher by Rs. 57.65 Crore and Rs. 153.76 Crore respectively and the profit after tax is lower by Rs. 34.35 Crore and Rs. 94.26 Crore respectively due to the aforementioned change.

7	Exceptional items for the quarter and half year ended September 30, 2014 also include Rs. 45.46 Crore provision recognised in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries, due to cancellation of coal blocks by the Supreme Court of India and Rs. 44.77 Crore incurred on voluntary retirement expenditure at its subsidiary in the aluminium segment.

8	The Board of Directors and the Shareholders of Cairn India Limited, the Company’s subsidiary, had approved a proposal for buy back of its equity shares at a price not exceeding Rs. 335 per equity share for an aggregate amount not exceeding Rs. 5,725.00 Crore. The buy back, which commenced on January 23, 2014, closed on July 22, 2014. During the said period Cairn India Limited bought back and extinguished 36,703,839 equity shares of face value of Rs. 10 each for a total consideration of Rs. 1,225.45 Crore, which accounted for 21.41% of its Maximum buy-back size and 1.92% of its share capital pre buy back program.

9	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

10	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.sesasterlite.com. Additional information on standalone basis are as follows:

(Rs. in Crore)

	Quarter ended			Half year ended		Year ended
Particulars	30.09.2014 (Unaudited)	30.06.2014 (Unaudited)	30.09.2013 (Unaudited)	30.09.2014 (Unaudited)	30.09.2013 (Unaudited)	31.03.2014 (Audited)
Net sales / income from operations	8,693.50	7,068.04	10,903.16	15,761.54	11,265.11	28,377.60
Exchange loss (net)	41.28	18.43	720.23	59.71	819.38	527.97
Profit / (loss) before tax and exceptional items	926.22	170.24	(758.02)	1,096.46	(1,055.94)	(940.77)
Exceptional items	2.43	—	—	2.43	—	130.88
Profit / (loss) after exceptional items and before tax	923.79	170.24	(758.02)	1,094.03	(1,055.94)	(1,071.65)
Profit after exceptional items and tax	923.79	170.24	737.63	1,094.03	545.71	1,076.09

11	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.sesasterlite.com.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : October 29, 2014	Chief Executive Officer & Whole Time Director